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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

MAR 02 2009

Washington, DC
104

SEC FILE NUMBER
8- 66912

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Riverbank Capital Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

689 Fifth Avenue, 14TH Floor
(No. and Street)

New York (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Navins 212-871-7965
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hays & Company LLP
(Name – *if individual, state last, first, middle name*)

477 Madison Avenue (Address) New York (City) New York (State) 10022 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 02 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/19

OATH OR AFFIRMATION

I, David M. Tanen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Riverbank Capital Securities, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Secretary
Title

Notary Public

SUSAN CONVERY
Notary Public, State of New York
No. 01CO6176261
Qualified in Kings County
Commission Expires Oct. 29, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RIVERBANK CAPITAL SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2008

RIVERBANK CAPITAL SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2008

CONTENTS

Hays & Company LLP

CERTIFIED PUBLIC ACCOUNTANTS
Globally: MOORE STEPHENS HAYS LLP

DAVID A. LIFSON, CPA
EDWARD A. KUCZMARSKI, CPA
RONALD B. HEGT, CPA
STUART M. FRIEDMAN, CPA
CAROL S. MESSMAN, CPA
TIMOTHY H. BOEHMER, CPA
J. TIMOTHY GARLAND, CPA

477 MADISON AVENUE
NEW YORK, NY 10022-5892
TELEPHONE: 212-572-5500
FACSIMILE: 212-572-5572
www.haysco.com

To the Stockholders
Riverbank Capital Securities, Inc.

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying statement of financial condition of Riverbank Capital Securities, Inc. as of December 31, 2008 and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Riverbank Capital Securities, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hays & Company LLP

February 25, 2009
New York, New York

RIVERBANK CAPITAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ASSETS		
Cash and cash equivalents	$	201,522
Warrants - at fair value		41,400
Property and equipment, net of accumulated depreciation of $42,985		5,481
Other assets		17,961
	$	266,364
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	35,222
Deferred income taxes		900
Due to affiliate		116
Total liabilities		36,238
Commitments and contingencies (Notes 4, 5, 6 and 7)		
Stockholders' equity		
Common stock, $.001 par value; 100 shares authorized, 75 issued and outstanding		-
Additional paid-in capital		75,000
Retained earnings		155,126
Total stockholders' equity		230,126
	$	266,364

The accompanying notes are an integral part of these financial statements.

RIVERBANK CAPITAL SECURITIES, INC.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2008

Revenue		
Placement fee income	$	1,558,351
Interest		11,564
Expense reimbursements		1,259
Unrealized depreciation on warrants		(92,600)
		1,478,574
Expenses		
Salaries and benefits		1,087,238
Office expenses		26,595
Professional fees		53,575
Rent and occupancy		33,332
Other operating expenses		29,276
Regulatory fees		15,770
Depreciation		15,645
		1,261,431
Income before provision for income taxes		217,143
Provision for income taxes		7,203
Net income	$	209,940

The accompanying notes are an integral part of these financial statements.

RIVERBANK CAPITAL SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2008

	Common Stock				
	Number of shares	Amount	Additional paid-in capital	Retained earnings	Stockholders' equity
Balance at January 1, 2008	60	$ -	$ 60,000	$ 125,186	$ 185,186
Shares issued	15	-	15,000	-	15,000
Dividends paid	-	-	-	(180,000)	(180,000)
Net income, year ended December 31, 2008	-	-	-	209,940	209,940
Balance at December 31, 2008	75	$ -	$ 75,000	$ 155,126	$ 230,126

The accompanying notes are an integral part of these financial statements.

RIVERBANK CAPITAL SECURITIES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2008

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		
Cash flows from operating activities		
Net income	$	209,940
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation		15,645
Unrealized depreciation on warrants		92,600
Deferred income taxes		(8,800)
Changes in operating assets and liabilities		
Other assets		(6,250)
Accounts payable and accrued expenses		9,201
Due to affiliate		(8,938)
Net cash provided by operating activities		303,398
Cash flows from financing activities		
Proceeds from issuance of common stock		15,000
Dividends paid		(180,000)
Net cash used in financing activities		(165,000)
Net increase in cash and cash equivalents		138,398
Cash and equivalents, beginning of the year		63,124
Cash and equivalents, end of the year	$	201,522
Supplemental disclosure of cash flow information		
Income taxes paid	$	25,000

The accompanying notes are an integral part of these financial statements.

1 Organization and business activities

The Company

Riverbank Capital Securities, Inc. (the "Company") was incorporated under the laws of the State of Delaware on October 5, 2004 and is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company carries no customer funds or securities and therefore is exempt from Rule 15c3-3 of the Securities and Exchange Commission.

The Company is authorized to act as an agent in the private placement of securities and to provide advisory services in connection with merger and acquisition transactions. The Company provides services principally to companies which operate in the bio-technology industry. The Company operates from its shared office facility located in New York, NY (Note 4).

2 Significant accounting policies

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Concentration of credit risk

The Company maintains all of its cash in bank deposit accounts at one financial institution which, at times, exceed federally insured limits. The Company has not experienced any losses on these accounts and believes it is not exposed to any significant risk on cash.

Cash and cash equivalents

The Company considers all highly liquid financial instruments with a maturity of three months or less when purchased to be cash equivalents.

Property and equipment

Property and equipment are stated at cost. Maintenance and repairs are charged to expense as incurred. Additions, improvements and replacements are capitalized. Depreciation of property and equipment is provided for by the straight-line method over the estimated useful lives of the related assets. The Company's assets are primarily computers and telephone equipment with estimated useful lives of between three and five years.

2 Significant accounting policies (continued)

Revenue recognition

Private placement fees and expense reimbursements are recorded at the time the revenue is earned and no longer subject to negotiation or refund.

The Company's placement fees are typically payable in cash at or following the closing of a private placement. The Company's fees often include warrants to purchase a specified number of the issuer's securities. The Company earned 250,000 warrants in connection with one of its 2008 placement and advisory transactions.

Warrants

Warrants held by the Company are carried at fair value. The changes in fair value of the warrants are computed using the Black-Scholes Option Pricing Model. The change in the fair value of warrants is recognized in the statement of operations.

The fair value of warrants received by the Company, in connection with private placements of securities, has been estimated by management in the absence of a readily ascertainable market value. At December 31, 2008, the Company has determined, based upon the Black-Scholes Option Pricing Model, that the fair value of these warrants is $46,100. The assumptions used in the Black-Scholes Option Pricing Model were (i) strike prices ranging from $1.70 - $6.00, (ii) share prices between $0.02 - $1.80, (iii) estimated holding period of approximately 3 years from December 31, 2008, (iv) volatility between 123.34% - 139.64% and (v) a risk free interest rate of 1.55%. Because of the inherent uncertainty of valuation, the estimated value may differ significantly from the fair value that would have been used had a ready market for the warrants existed, and the difference could be material.

Income taxes

The Company has elected to be treated as a Subchapter S Corporation for Federal and New York State income tax purposes. As such, no provision or liability is made for Federal and State income taxes since such obligations are the responsibility of the individual stockholders. A provision is made for local New York City Corporation Tax as New York City does not recognize S Corporations as pass through entities and therefore the Company is subject to the tax.

The Company accounts for New York City income taxes using the liability method, which requires the determination of deferred tax assets and liabilities, based on the differences between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which differences are expected to reverse. The net deferred tax asset is adjusted by a valuation allowance, if, based on the weight of available evidence, it is more likely than not that some portion or all of the net deferred tax asset will not be realized.

The Company has elected to defer the adoption of Financial Accounting Standards Board ("FASB") Interpretation No. 48, *Accounting for Uncertainty in Income Tax, an interpretation of FASB Statement No. 109* ("FIN 48"). The effective date for FIN 48, as it relates to nonpublic entities, is for fiscal years beginning after December 15, 2008.

2 Significant accounting policies (continued)

The Company recognizes a liability for income tax exposures if based on the available information, it is probable that the relevant taxing authority would disagree with a tax position (or some portion thereof) that will negatively affect the amount of taxes previously paid or currently due and the Company can reasonably estimate the amount of the relevant taxing authority's assessment

The income tax returns of the Company are subject to examination by federal, state and city taxing authorities. Such examinations could result in adjustments to net income or loss, which changes could affect the income tax liability of the individual stockholders and/or the Company.

3 Recent accounting pronouncement

In February 2008, the Financial Accounting Standards Board ("FASB") issued FSP 157-2, *Effective Date of FASB Statement No. 157: Fair Value Measurements* ("FSP 157-2"), which amended Statement of Financial Accounting Standard No. 157; *Fair Value Measurements* ("SFAS 157"). As such, SFAS 157 (as amended) is partially effective for measurements and disclosures of financial assets and liabilities for fiscal years beginning after November 15, 2007 and is fully effective for measurement and disclosure provisions on all applicable assets and liabilities for fiscal years beginning after November 15, 2008. The Company does not expect the adoption of FSP 157-2 to have a material effect on the Company's financial statements.

In December 2008, FASB released FSP FIN 48-3, *Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises* ("FSP FIN 48-3"). The FSP defers the effective date of FIN 48, including nonpublic not-for-profit organizations, for fiscal years beginning after December 15, 2008. As such, the Company has elected to defer the application of FIN 48. For additional information regarding the Company's accounting policy for evaluating uncertain tax positions see Note 2 to the accompanying audited financial statements. The Company does not expect the adoption of FSP FIN 48-3 to have a material effect on the Company's financial statements.

The Company does not believe that any other recently issued, but not yet effective, accounting standards will have a material effect on the Company's financial position or results of operations when adopted.

4 Related party transactions

The Company entered into an Office Services Agreement with an affiliate in which the affiliate provides payroll, office and administrative services to the Company. The Company reimburses the affiliate for its share of such expenses. For the year ended December 31, 2008, reimbursable expenses amounted to $231,339, of which $116 is unpaid at December 31, 2008.

As a result of these related party transactions, the financial condition and results of operations of the Company, as reported, are not necessarily indicative of the results that would have been reported had the Company operated completely independently.

5 Net capital requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC, which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2008, the Company had net capital of $162,900, which exceeded its required minimum net capital of $5,000 by $157,900.

6 Fair Value of Financial Instruments

The Company has determined the fair value of certain assets as of December 31, 2008 through application of SFAS No. 157, Fair Value Measurements as follows:

	Fair Value
Warrants to acquire common stock	$ 41,400

The following table presents the Company's fair value hierarchy for the above assets measured at fair value on a recurring basis as of December 31, 2008:

	Quoted Market Prices in Active Markets (Level 1)	Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Warrants to acquire common stock	$ -	$ 41,300	$ 100

Financial assets and liabilities valued using level 1 inputs are based on unadjusted quoted market prices within active markets. Financial assets and liabilities valued using level 2 inputs are based primarily on quoted prices for similar assets or liabilities in active or inactive markets. Financial assets and liabilities using level 3 inputs were primarily valued using management's assumptions about the assumptions market participants would utilize in pricing the asset or liability. Valuation techniques utilized to determine fair value are consistently applied.

The following table provides a summary of changes in fair value of the Company's assets, as well as the portion of gains or losses included in income attributable to unrealized depreciation that relate to those assets held at December 31, 2008:

	Warrants to Acquire Common Stock
Balance, January 1, 2008	$ 134,000
Unrealized depreciation on warrants	(92,600)
Balance, December 31, 2008	$ 41,400

7 Income taxes

Provision (benefit) for income taxes for the year ended December 31, 2008 consists of the following:

New York City - current	$	16,004
New York City - deferred		(8,801)
	$	7,203

Temporary differences that give rise to deferred tax assets and liabilities consist of (i) unrealized gains and losses on warrants, (ii) accelerated depreciation on fixed assets, and (iii) organizational costs capitalized for income tax purposes.

8 Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some customers against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely that it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

RIVERBANK CAPITAL SECURITIES, INC.

SUPPLEMENTARY INFORMATION

COMPUTATION OF NET CAPITAL AND OTHER STATEMENTS REQUIRED BY RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2008

Stockholders' equity	$	230,126
Allowable credits - deferred income tax liability		900
		231,026
Less non allowable assets		
Warrants - at fair value		(41,400)
Property and equipment, net		(5,481)
Other assets		(17,961)
Total net capital before haircuts		166,184
Less haircuts on securities		
Money market funds		(3,284)
Net capital	$	162,900
Minimum net capital requirement (the greater of 6-2/3% of aggregate indebtedness or $5,000)	$	5,000
Excess net capital	$	157,900
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$	159,366
AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness	$	35,338
Ratio of aggregate indebtedness to net capital		.22:1

There were no material differences between the above calculation of net capital and the net capital as reported in the Company's part IIA of the FOCUS report Form X-17A-5.

The Company claims an exemption to the provisions of Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of the Rule.

All other disclosures required under Rule 17a-5 of the Securities and Exchange Commission are not applicable to the Company.

The accompanying notes are an integral part of these financial statements.

Hays & Company LLP

CERTIFIED PUBLIC ACCOUNTANTS
Globally: MOORE STEPHENS HAYS LLP

DAVID A. LIFSON, CPA
EDWARD A. KUCZMARSKI, CPA
RONALD B. HEGT, CPA
STUART M. FRIEDMAN, CPA
CAROL S. MESSMAN, CPA
TIMOTHY H. BOEHMER, CPA
J. TIMOTHY GARLAND, CPA

477 MADISON AVENUE
NEW YORK, NY 10022-5892
TELEPHONE: 212-572-5500
FACSIMILE: 212-572-5572
www.haysco.com

To the Stockholders
Riverbank Capital Securities, Inc.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM RULE 15c3-3

In planning and performing our audit of the financial statements and supplemental schedules of Riverbank Capital Securities, Inc. (the "Company"), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph

Hays & Company LLP

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hays & Company LLP

February 25, 2009
New York, New York